

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 28, 2016

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House, 2 Church Street
Hamilton HM11
Bermuda

     Re: **Signet Jewelers Limited**
              Form 10-K for the Fiscal Year Ended January 31, 2015
              Filed March 26, 2015
              Form 8-K Filed January 7, 2016
              Form 8-K Filed November 24, 2015
              File No. 1-32349

Dear Ms. Santana:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 6. Selected Consolidated Financial Data

GAAP and Non-GGAP Measures, page 38

1. Please revise to disclose the reasons why you believe your presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the non-GAAP financial measure must be substantive. Merely indicating that you provide such non-GAAP financial measures to give investors additional data to evaluate your operations is not sufficient support for disclosure of the non-GAAP financial measures. Please also revise to expand

your disclosure of the additional purposes for which management uses each of the non-GAAP financial measures.   Please refer to Item 10(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2015 to Fiscal 2014

Sterling Jewelers sales, page 51

2. In your analysis of results of operations here and throughout the MD&A section, you often attribute changes in your sales volumes to a combination of several different factors. For example, you disclose here that sales increases were driven by a combination of factors including sales associate execution, compelling merchandise, marketing, and credit. You also disclose that the number of merchandise transactions increased in Kay due to branded bridal, branded fashion diamond collections, and watches, but they were partially offset by a decline in units of lower average selling price points. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-6835. Please tell us what this disclosure will look like.

3. Please explain to us why you believe the presentation of full non-GAAP income statements do not attach undue prominence to the non-GAAP information. Please refer to Questions 102.10 and 104.6 of the staff's Compliance and Disclosure Interpretations regarding non-GAAP financial measures.

Contractual Obligations, page 68

4. Please disclose interest payments on variable-rate obligations based on interest rates as of the balance sheet date in footnote (1). Please also describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

19. Loans, overdrafts and long-term debt

Issuance of senior unsecured notes due 2024, page 109

5. We note your disclosure on page 67 that the $400 million senior unsecured multi-currency multi-year revolving credit facility agreement restricts your ability to pay dividends. Please tell us what consideration you gave to describing the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained

earnings restricted or free from restriction in accordance with Rule 4-08(e)(1) of Regulation S-X.

Form 8-K Filed January 7, 2016

6. We note you presented adjusted earnings per share guidance for the fourth fiscal quarter. Regulation G requires a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measure and the forward looking GAAP financial measure. Please revise future filings to comply with the reconciliation requirements of Regulation G when forward looking non-GAAP financial measures are presented. Pease also disclose the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial conditions and results of operations, and to the extent material, a statement disclosing the additional purposes, if any for which management uses the non-GAAP financial measure. Please refer to Item 10(e) of Regulation S-K.

Form 8-K Filed November 24, 2015

7. We note you presented full non-GAAP income statements for purposes of reconciling non-GAAP financial measures of adjusted sales and adjusted EPS to the most directly comparable GAAP measures. Please tell us why you believe the presentation of full non-GAAP income statements do not attach undue prominence to the non-GAAP information. Please also revise future filings to comply with the disclosure requirements of Regulation G and Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michele L. Santana
Signet Jewelers Limited
January 28, 2016
Page 4

  You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Kennedy, Staff Attorney, at (202) 551-3832 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief
          Office of Consumer Products

cc: Mark Jenkins, Chief Governance Officer & Corporate Secretary